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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) (c),
          AND (d) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13D-2(b)



                               OTG SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   671059 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
Richard A. Kay                                        with a copy to:
OTG Software, Inc.                                    Hale and Dorr LLP
6701 Democracy Boulevard                              11951 Freedom Drive
Suite 800                                             Reston, VA
Bethesda, MD 20817                                    Attention: David Sylvester
                                                      (703) 654-7001
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this schedule is filed:


[ ]          Rule 13d-1(b)

[ ]          Rule 13d-1(c)

[X]          Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                  SCHEDULE 13G

--------------------------------------

CUSIP NO. 671059 10 3
          -----------
--------------------------------------

-------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           RICHARD A. KAY
-------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  [ ]
                                                                                                        (b)  [ ]
    2
-------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3
-------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION   U.S.A.
    4
-------------------------------------------------------------------------------------------------------------------
                                5     SOLE VOTING POWER
        NUMBER                        10,166,722
          OF
                             --------------------------------------------------------------------------------------
        SHARES                  6     SHARED VOTING POWER
     BENEFICIALLY
        OWNED
                             --------------------------------------------------------------------------------------
          BY                    7     SOLE DISPOSITIVE POWER
         EACH                         10,166,722
      REPORTING
                             --------------------------------------------------------------------------------------
        PERSON                  8     SHARED DISPOSITIVE POWER
         WITH

-------------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,229,022 SHARES, INCLUDING 34,656 SHARES OWNED BY THE REPORTING PERSON'S SPOUSE, 450,578 SHARES
           OWNED BY THE REPORTING PERSON'S MINOR CHILD, 495,850 SHARES OWNED BY TWO TRUSTS BOTH FOR THE
           BENEFIT OF A MINOR CHILD OF THE REPORTING PERSON OF WHICH THE REPORTING PERSON IS THE TRUSTEE,
           513,822 SHARES OWNED BY A TRUST FOR THE BENEFIT OF A MINOR CHILD OF THE REPORTING PERSON OF WHICH
           THE REPORTING PERSON'S SPOUSE IS THE TRUSTEE, AND 513,822 SHARES OWNED BY A TRUST FOR THE BENEFIT
           OF A MINOR CHILD OF THE REPORTING PERSON OF WHICH THE REPORTING PERSON'S SPOUSE IS THE TRUSTEE.


-------------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]

-------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
           40.4%
-------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
    12     IN

-------------------------------------------------------------------------------------------------------------------




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ITEM 1(a).      NAME OF ISSUER

The name of the issuer is OTG Software, Inc..


ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Issuer are located at 6701 Democracy Boulevard, Suite 800, Bethesda, MD 20817.


ITEM 2(a).      NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of Richard A. Kay.


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal business office of Richard A. Kay is 6701 Democracy Boulevard, Suite 800, Bethesda, MD 20817.


ITEM 2(c).      CITIZENSHIP

Richard A. Kay is a citizen of the United States of America.


ITEM 2(d).      TITLE OF CLASS OF SECURITIES

The title of the class of securities is Common Stock, $.01 par value per share.


ITEM 2(e).      CUSIP NUMBER

The Issuer's CUSIP Number is 671059 10 3.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a) [ ]     Broker or dealer registered under Section 15 of the
                            Act
                (b) [ ]     Bank as defined in Section 3(a)(6) of the Act
                (c) [ ]     Insurance Company as defined in Section 3(a)(19) of
                            the Act
                (d) [ ]     Investment Company registered under Section 8 of the
                            Investment Company Act
                (e) [ ]     Investment Adviser registered under Section 203 of
                            the Investment Advisers Act of 1940
                (f) [ ]     Employee Benefit Plan or Endowment Fund; see Rule
                            13d-1(b)(1)(ii)(F)



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                (g) [ ]     Parent Holding Company or control person, in
                            accordance with Rule 13d-1(b)(1)(ii)(G)
                (h) [ ]     Savings Association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act
                (i) [ ]     Church Plan that is excluded from the definition of
                            an investment company under Section 3(c)(14) of the
                            Investment Company Act of 1940
                (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J)



                If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not Applicable



ITEM 4.         OWNERSHIP

(a)     Amount beneficially owned: 11,229,022


(b)     Percent of Class: 40.4%


(c)     Number of shares as to which such person has:


        (i)     Sole power to vote or direct the vote:                        10,166,722

        (ii)    Shared power to vote or direct the vote:                      0

        (iii)   Sole power to dispose or to direct the disposition of:        10,166,722

        (iv)    Shared power to dispose or to direct the disposition of:      0


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS


Not applicable.



ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


Not applicable.


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ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.


Not applicable.


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


Not applicable.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.


Not applicable.



ITEM 10.        CERTIFICATIONS.


Not applicable.


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                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2001


                                                  /s/ Richard A. Kay
                                              ----------------------------------
                                              RICHARD A. KAY







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